SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of JANUARY  , 2004.
                                       ----------  ----

                             TUMI RESOURCES LIMITED
                   -------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
 ------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


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Indicate by check mark whether by furnishing the  information  contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           (Registrant)

Date  January 29, 2004                     By  /s/ David Henstridge
     --------------------                  -------------------------------------
                                           (Signature)



David Henstridge, President
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1 Print the name and title of the signing officer under his signature.



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                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 685-9316 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                            TSX Venture Symbol: TM.V
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF
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NEWS RELEASE                                                    JANAURY 29, 2004



         BEHRE DOLBEAR SCOPING STUDY UNDERWAY AND VERY POSITIVE INITIAL
                   METALLURGICAL TESTS AT CINCO MINAS, MEXICO

Vancouver, Canada - Tumi Resources (TSXv - TM.V). David Henstridge, President, is pleased to report the following exploration update:

METALLURGICAL TEST WORK:

From 1922 to 1928 the El Abra area of Cinco Minas produced 1.08 million tonnes of ore containing 97,000 ozs of Au and 15 million ozs of Ag. Metal recoveries from this historic mine utilizing agitation leach were 90.5% Ag and 88.0% Au.

Test results have now been received from two preliminary metallurgical tests, representing two ore samples from the Cinco Minas area. This test was undertaken under the supervision of Dr. Alexandro Lopez Valdivieso of the Institute of Metallurgy, University of San Luis Potosi, Mexico.

Results from the preliminary test work from Dr. Lopez Valdivieso's work were excellent. Both bottle roll leach tests, at a crush size of -200 mesh, ran for 72 hours and gave recoveries of 89% Ag and 88.2% Au for the Abra samples and 97.5% Ag and 99% Au for the Trinidad samples. These results are an excellent indication that the Cinco Minas area can be processed by a conventional agitation leach and Merrill Crowe recovery system, widely in use in Mexico. The test was performed on sub-samples taken from 300 kilogram bulk samples from the Cinco Minas vein surface (Abra adit) with an average grade of 1.1 g/t Au and 68 g/t Ag and one from about 70 metres below surface (Trinidad level) with an average grade of 5.4 g/t Au and 188 g/t Ag. Both samples were collected across the true width of the vein, averaging 12.8 metres.

Column leach preliminary test work was also undertaken and is continuing on samples to test for amenability of the ore to a heap leach process.

SCOPING STUDY:

A contract has been signed with Behre Dolbear & Company, Inc., an international independent engineering firm, to undertake an independent scoping study on the Cinco Minas Project. The study will include three options for underground and open pit mine operations and economic analysis. Behre Dolbear will also undertake an independent review of Tumi's mineral resource calculation and will make recommendations for future work programs.


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                                      -2-


FINANCE AND NEW PROJECT ACQUISITIONS:

The Company is well financed and will be initiating future work programs on its Mexican properties. In addition to its aggressive exploration programs, the Company in also actively searching for additional silver/gold projects in Mexico. Numerous property submissions have been received and the Company is now focusing and conducting due diligence on a property of significant merit.

Tumi Resources Limited, incorporated in British Columbia, Canada, trades on the TSX Venture Exchange under the symbol "TM.V", on the Frankfurt Exchange under symbol "TUY" and on the OTCBB under symbol "TUMIF". To accommodate the European financial markets, its website www.tumiresources.com has been translated into German. The Company's directors are experienced in the resource sector and are focused on enhancing shareholder value by expanding Tumi's assets in this sector. Management aims to identify exploration projects, predominantly silver projects of high merit, and quickly complete confirmation exploration. This will enable the Company to confirm the potential of a project and reach advanced project status by the most cost effective and shortest time possible.

ON BEHALF OF THE BOARD                        Investor information contact:
                                              Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                          or email: mbermudez@chasemgt.com
---------------------------------             website: www.tumiresources.com
David Henstridge, President & CEO


Forward Looking Statements

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.




            The TSX Venture Exchange and the Frankfurt Deutsche Borse
             have not reviewed and do not accept responsibility for
                  the adequacy or the accuracy of this release.

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